Exhibit 10.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of December 10, 2025 (the “Execution Date”) by and between Cadrenal Therapeutics, Inc., a Delaware corporation (“Purchaser”), and VERALOX THERAPEUTICS Inc., a Delaware corporation (“Seller”). Purchaser and Seller are referred to in this Agreement individually as a “Party” and together as the “Parties.” Capitalized terms in this Agreement have the respective meanings given to them in Section 1.1 or the other applicable provisions of this Agreement (including this preamble).

RECITALS

A. Seller owns certain compounds and assets related thereto, including but not limited to patents and intellectual property rights, rights under license agreements, non-clinical and clinical data and samples, CMC methods and data and materials including drug substance inventory, development and commercialization strategies, market research analyses and reports, business plans, financial models and projections, books and records, and regulatory communications, approvals and filings including investigational new drug applications, and any other item(s) that may be useful for the development, regulatory approval and commercialization of the Products that may be in the possession of the Seller and/or to which the Seller has the rights and Company Intellectual Property (defined below).

B. Subject to the terms and conditions set forth herein, Seller desires to sell, transfer, assign and deliver to Purchaser, and Purchaser desires to purchase and acquire from Seller, all or substantially all of Seller’s assets with respect to the Compounds, including, without limitation, all of Seller’s right, title and interest in and to the Compounds and the Company Intellectual Property, free and clear of any Liens (the “Acquisition”).

AGREEMENT

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

Article I. DEFINITIONS

1.1 Definitions. The following capitalized terms shall, for all purposes of the Agreement, have the following meanings:

“Accounting Standards” means the accounting standards used by a party for maintaining its records and books of accounts, which are in accordance with U.S. GAAP.

“Affiliate” with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person provided that, for purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Annual Net Sales” means gross cash received by the Purchaser and its Affiliates and licensees for sales of any Product sold to unaffiliated Third Parties in an arms-length transaction after the deductions set forth below (the “Sales Deductions”), as determined in accordance with the Accounting Standards of Purchaser and/or its licensees, as applicable, as consistently applied (“Net Sales”), in a Calendar Year. The deductions actually booked on an accrual basis by Purchaser and its Affiliates and licensees to calculate the recorded Net Sales from gross sales shall be limited to the following:

(i)	normal trade and cash and quantity discounts;

(ii)	amounts repaid or credited by reasons of defects, rejections, recalls or returns;

(iii)	retroactive price reductions, shelf stocking adjustments, credits or allowances actually granted or accrued upon claims or rejections or returns of Products, rebates and chargebacks to customers and Third Parties (including, without limitation, Medicare, Medicaid, Managed Healthcare and similar types of rebates) and related administrative fees;

(iv)	amounts provided or credited to customers through coupons and other discount programs;

(v)	amounts written off by reason of uncollected debt if and when actually written off or allowed, provided that such amounts shall be added back to Net Sales if and when collected;

(vi)	costs of freight, shipping, insurance, customs duties and other transportation and distribution charges directly related to the distribution of the Product;

(vii)	taxes, duties, tariffs or other governmental charges (including any tax such as a value added or similar tax, but excluding any taxes based on income) levied on or measured by the billing amount for the Product;

(viii)	other reductions or specifically identified amounts deducted for reasons similar to those set forth above in accordance with Accounting Standards of Purchaser and/or its licensees; and

(ix)	in respect of sales outside the United States, deductions in the applicable jurisdiction that are substantially similar to deductions otherwise set forth in clauses (i) through (viii), above, but because of local applicable law, practices and customs may not conform in terminology to the deductions set forth in the said clauses (i) through (viii).

With respect to the calculation of Annual Net Sales:

(i)	In the event that a Product is sold as a Combination Product, the Net Sales will be calculated by multiplying the net sales of the Combination Product by the fraction, A/(A+B) where A is the weighted (by sales volume) average sale price in the relevant country of the Product when sold separately in finished form, and B is the weighted average sale price (by sales volume) in that country of the other product(s) or systems that are part of the Combination Product sold separately in finished form. If the weighted average sale price cannot be determined for the Product or other product(s) or systems that are part of the Combination Product, the calculation of net sales for Combination Product will be agreed by the Parties based on the relative value contributed by each component (each Party’s agreement not to be unreasonably withheld or delayed).

(ii)	Net Sales shall not include revenue received by Purchaser (or any of its Affiliates) from transactions with an Affiliate, where the Product in question will be resold to an independent third-party distributor, agent or end user by the Affiliate (such revenue to be considered Net Sales at the time of receipt of revenue by such Affiliate or its sublicensee from an independent third party distributor, agent or end user).

(iii)	Net Sales shall not include units of Product disposed of by Purchaser for purposes directly related to pre-clinical or clinical studies, regulatory approval or clearance, that are reasonable or customary in the trade.

“Books and Records” means all drawings, specifications, manuals, notes, logs, documents, papers, books, records, data, analyses, reports, labeling, operating and production records, manuals, files and information, all other works of authorship regarding or relating to the Compounds or the other Purchased Assets, including research, development, manufacturing, testing and non-clinical study, pre-clinical study, and clinical trial results and data related thereto, lab books, working papers, audit results, consultant reports, Regulatory Documentation, and any drug master files. Books and Records also includes all: (i) sales promotion materials, creative materials, art work, photographs, public relations and advertising material, studies, reports and records; (ii) all information regarding past, present and prospective clients and customers and all client, customer, prospect and supplier lists and schedules (and all related files and records) with respect to past, present or prospective clients, customers and suppliers and all goodwill and benefits associated therewith; (iii) copies of Assigned Contracts, and (iv) all financial records regarding the Compounds or other Purchased Assets and information relating to markets, business plans and strategies.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York, New York are authorized or obligated by applicable Law or executive Order to close or are otherwise generally closed.

“Calendar Year” means the period from January 1 until December 31.

“Claim” means suit, action, investigation, allegation, proceeding, inquiry or other claim or legal or administrative proceeding.

“Closing Date Payment” means $200,000.

“Common Stock” means the common stock, par value $0.001, of the Purchaser.

“Code” means the Internal Revenue Code of 1986, as it may be amended from time to time, and any successor thereto. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

“Combination Product” means a product in a finished dosage containing a Product in combination with one or more other products or as part of a bundled product or as part of a delivery system.

“Company Intellectual Property” means all U.S. and foreign (a) Patents, (b) Trademarks, (c) Copyrights, (d) confidential and proprietary and information, including Know-How or other proprietary rights in technical, scientific, manufacturing, regulatory and other information, inventions (whether or not patentable), discoveries, designs, results, techniques, database rights, data, databases, data collections and other know-how, including plans, improvements, processes, practices, methods, trade secrets, instructions, industrial models, algorithms, designs, technology, methodologies, formulae, formulations, recipes, compositions, specifications, protocols, analytical and quality control information and procedures, test data and results, reports, studies, and marketing, pricing, distribution, cost and sales information, (e) Internet domain names, and (f) any other proprietary rights relating to any of the foregoing and any registrations and applications for registration of the foregoing, in each case ((a) – (f)) related to, regarding, or used or held for use by Seller in connection with the Compounds. For avoidance of doubt, the Company Intellectual Property includes all Patents, Trademarks, and Copyrights set forth on Schedule 2.1(b)(i).

“Compounds” means the compound known as VLX-1005 (“VLX-1005”), and all back-up and follow-on compounds, including the VLX-2000 series.

“Confidential Information” means and includes all information of either Party that is disclosed by one Party to the other Party in connection with this Agreement, including all technical information, inventions, developments, discoveries, software, know-how, methods, techniques, formulae, animate and inanimate materials, data, processes, finances, business operations or affairs, and other proprietary ideas, whether or not patentable or copyrightable. The Parties acknowledge and agree that (i) the terms and conditions of this Agreement will be deemed the Confidential Information of both Parties, (ii) information that constitutes Confidential Information of a Party shall be treated as such regardless of whether such information is marked or identified as confidential, and (iii) after Closing, any Confidential Information of Seller that is included in the Purchased Assets will be considered the Confidential Information of Purchaser. Notwithstanding the foregoing, Confidential Information will not include the following, in each case, to the extent evidenced by competent written proof of the receiving Party: (i) information that was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party; and (ii) information that became generally available to the public or otherwise part of the public domain after its disclosure, other than through any act or omission of the receiving Party in breach of this Agreement.

“Contract” means any agreement, lease, license, mortgage, indenture, note, debenture, credit agreement, security agreement or other contract or commitment, whether written or oral.

“Copyrights” means copyrights and all copyright and copyrighted works, including database rights, computer software, websites and firmware (existing in any form) (and all registrations, applications, renewals and extensions of any of the foregoing), together with all amendments, alterations, modifications, restorations and reversions of any of the foregoing.

“Covered” means that the use, manufacture, sale, offer for sale, research, development, commercialization, or importation of the subject matter in question would, absent a license thereto (or ownership thereof) infringe a granted Valid Patent Claim (or, in the case of a pending Valid Patent Claim that has not yet been granted, would infringe such Valid Patent Claim if it were to be granted in its then-current form) of a Patent.

“EVMS License Agreement” means that certain Amended and Restated Exclusive License Agreement by and between Seller and Eastern Virginia Medical School (“EVMS”), dated as of May 1, 2020.

“FDA” means the U.S. Food and Drug Administration.

“FFDCA” means the U.S. Federal Food, Drug and Cosmetic Act of 1938, as amended.

“First Patient In” means the dosing of the first patient enrolled in a clinical study.

“GAAP” means generally accepted accounting principles in the United States.

“Generic Competition” means the availability in the Territory of a therapeutic product, which is equivalent to and references the marketing authorization of the Product or a Combination Product.

“Governmental Authorities” means any government, any governmental or quasi-governmental entity or municipality or political or other subdivision thereof, department, commission, board, self-regulating authority, bureau, branch, authority, official, agency or instrumentality, and any court, tribunal, arbitrator or judicial body, in each case, whether federal, state, city, county, local, provincial, foreign or multi-national.

“Governmental Authorization” means any authorization, order, Permit, approval, grant, license, quota, consent, commitment, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree or demand or the like, including any IND or Product Registration and any amendment or supplement thereto, which may be issued or granted by law or by rule or regulation of any Governmental Authorities and all pending applications for renewal of the foregoing, in each case related to the development, manufacture, import, export, or exploitation of the Compounds or the Products.

“Governmental Charges” means all Taxes, levies, assessments, reassessments and other charges together with all related penalties, interest and fines, due and payable to any Governmental Authorities.

“IND” means an Investigational New Drug Application, as defined in the FFDCA, as amended, and all regulations promulgated thereunder, or an analogous application, filing or submission to the analogous Governmental Authority in a regulatory jurisdiction outside the United States, the filing of which is necessary to initiate or conduct clinical testing of a pharmaceutical product in humans in such jurisdiction.

“IRS” means the United States Internal Revenue Service.

“Know-How” means trade secrets and all other confidential, technical or proprietary information and know-how of any kind (including, without limitation, ideas, inventions (whether or not patentable), discoveries, processes, techniques, methods, designs, processes, research and development information, source code, improvements, technology, data, specifications, proposals, financial, business and marketing plans, and customer and supplier lists).

“Knowledge of Seller” or “Seller’s Knowledge” means the actual knowledge following due inquiry of any director or officer of Seller and including the Persons set forth on Schedule 1.

“Law” or “Laws” means, at the applicable time, each provision of any then currently existing federal, state, regional, provincial, local or foreign laws, including any statute, standard, ordinance, act, code, order, rule, regulation, constitutional provision, decree, promulgation or common law of any Governmental Authority, the rules of any securities exchange, and each term of any order, judgment, award or decree then currently existing of any court, arbitrator or tribunal of any Governmental Authority (including the United States Patent and Trademark Office).

“Liability” means any direct or indirect indebtedness, liability, assessment, expense, claim, loss, damage, deficiency, obligation or responsibility, known or unknown, disputed or undisputed, joint or several, vested or unvested, executory or not, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, determinable or undeterminable, accrued or unaccrued, absolute or not, actual or potential, contingent or otherwise (including any liability under any guarantees, letters of credit, performance credits or with respect to insurance loss accruals).

“Lien” means any mortgage, lien (including mechanics, warehousemen, laborers and landlords liens), claim, pledge, charge, community property interest, equitable interest, right-of-way, easement, encroachment, security interest, preemptive right, right of first refusal or similar restriction or right, option, judgment (including any judgments arising from Proceedings instituted against Seller), title defect or encumbrance of any kind.

“Ordinary Course of Business” means the ordinary course of business of Seller, consistent with past practices.

“Patents” means all patents and patent applications (whether provisional or non-provisional), and any patent cooperation treaty (PCT) applications, continuations, divisionals, continuations-in-part, substitutions, restorations, renewals, reissues, revisions, extensions, and reexaminations (or any other patent resulting from a post-grant proceeding) thereof, and other Governmental Authority-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models) as well as any patent and patent application, filed or issued in any foreign country or the United States, that claims priority to (directly or indirectly, in whole or in part) the foregoing patent, patent application, or PCT application (and any patents granted therefor).

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, certifications, privileges, waivers, exemptions, variances and similar rights issued by, filed with, obtained from, or required to be obtained from, any Governmental Authority and any right of reference to any drug master file, in each case related to the development, manufacture, import, export, or exploitation of the Compounds or the Products.

“Permitted Lien” means (1) statutory Liens for current Taxes that are not yet due and payable as of the Closing Date or which are being contested in good faith; (2) Liens imposed by applicable law (such as materialmen’s, mechanic’s, workmen’s, carrier’s and repairmen’s Liens) (3) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business; and (4) other non-monetary Liens, in each case that arise or are incurred in the Ordinary Course of Business, are not material in amount and do not adversely affect the title of, materially detract from the value of or materially interfere with any present use of, the assets or properties affected by such Lien.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, limited liability partnership, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder), trust, union, association, Governmental Authority, arbitrator or mediator.

“Proceeding” means any action, claim, counter-claim, arbitration, mediation, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before or otherwise involving any Governmental Authority, arbitrator or mediator.

“Product” or “Products” a pharmaceutical product for human use containing a Compound that is Covered by a Company Owned Patent or a Company Licensed Patent as an active pharmaceutical ingredient.

“Product Registrations” mean any current or future filing with any regulatory authority seeking approval to market the Products in any territory, including any associated regulatory authority approval to so market the Products, and any underlying drafts, paperwork, studies, drug master files, marketing authorization dossiers, and any correspondence related thereto.

“Purchased Marks” means any Trademarks included in the Purchased Assets.

“Purchased Patent” means any Patent included in the Purchased Assets, whether owned by Seller or licensed to Seller.

“Regulatory Authority” means any multinational, federal, national, state, provincial or local regulatory agency, department, bureau or other governmental authority with authority over the clinical development, manufacture, marketing or sale of a Product in a country.

“Regulatory Documentation” means any and all applications (including IND number IND146881) and any other IND related to the Compounds or any Product and any related orphan drug designations or priority review designations, registrations, licenses, authorizations and approvals (including all Governmental Authorizations), and non-clinical and clinical study authorization applications or notifications (including all supporting files, writings, data, correspondence, studies and reports) prepared for submission to a Regulatory Authority or research ethics committee with a view to the granting of any Regulatory Authority, and any correspondence to or with the FDA or any other Regulatory Authority (including minutes and official contact reports relating to any communications therewith), and all data contained in any of the foregoing, including ClinicalTrials.gov records, adverse event files, complaint files and manufacturing records.

“Representatives” means, with respect to any Party to this Agreement, such Party’s directors, officers, managers, Affiliates, employees, attorneys, accountants, representatives, lenders, consultants, independent contractors and other agents.

“Royalty” has the meaning given to such term in Section 2.5(d)(i) below.

“Royalty Term” means, with respect to a Product in a country in the Territory, the term commencing with the first commercial sale of the Product by the Purchaser or any of its Affiliates or licensees to a Third Party in such country following the approval of the Product Registration for such Product until the expiration of the last-to-expire Valid Patent Claim of the Purchased Patents that would be infringed by the commercialization of such Product in such country.

“Seller Fundamental Representations” means, collectively, the representations and warranties in Section 4.1 (Formation and Qualification), Section 4.2 (Authority Relative to this Agreement), Section 4.3 (No Conflict), Section 4.5 (Title to Purchased Assets), Section 4.10 (No Finder) and Section 4.14 (Tax).

“Solvent” means Seller: (a) is able to pay its debts and other liabilities, contingent obligations and other commitments as they mature in the Ordinary Course of Business; (b) does not intend to, and does not believe that it will, incur debts or liabilities beyond Seller’s ability to pay such debts and liabilities as they mature in the Ordinary Course of Business; (c) is not engaged in a business or a transaction, and is not about to engage in a business or a transaction, for which Seller’s property would constitute unreasonably small capital; (d) the fair value of the property of Seller is greater than the total amount of liabilities, including contingent liabilities, of Seller; and (e) the present fair salable value of the assets of Seller is not less than the amount that will be required to pay the probable liability of Seller on its debts as they become absolute and matured.  The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Tax Return” means any return, report, statement, form or other documentation (including any additional or supporting material and any amendments or supplements) filed or maintained, or required to be filed or maintained, with respect to or in connection with the calculation, determination, assessment or collection of any Taxes.

“Taxes” means: (i) any and all taxes, fees, levies, duties, tariffs, imposts and other charges in the nature of a tax, imposed by any Governmental Authority or taxing authority, including taxes or other charges in the nature of a tax on, measured by, or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges in the nature of a tax; (ii)  any Liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, combined, consolidated or unitary group for any taxable period; (iii) any Liability for the payment of amounts of the type described in (i) or (ii) as a result of being a transferee of, or a successor in interest to, any Person or as a result of an express or implied obligation to indemnify any Person; and (iv) any and all interest, penalties, additions to tax and additional amounts imposed in connection with or with respect to any amounts described in (i), (ii) or (iii).

“Territory” means worldwide.

“Third Party” or “Third Parties” means any entity other than the Purchaser, and its Affiliates.

“Trademarks” means all trademarks, service marks, trade names, trade dress, corporate names, brand names, symbols, logos, slogans, tag lines, account names, social media identifiers, domain names and other source indicators (and all registrations, applications, renewals and extensions of any of the foregoing), whether registered or based on common-law use, and all goodwill associated therewith or symbolized thereby.

“Transaction Documents” means, collectively, this Agreement and each of the other agreements and instruments to be executed and delivered by the Parties in connection with the consummation of the Acquisition.

“Valid Patent Claim” means (a) a claim of an issued patent that has not expired or been rejected, revoked, held invalid or unenforceable by a patent office, court or other governmental agency of competent jurisdiction in a final and non-appealable judgment (or judgment from which no appeal was taken within the allowable time period) or (b) a patent application that has not been pending for more than five (5) years from the effective filing date of such application.

Additional Definitions. In addition to the terms defined in Section 1.1, each of the following terms is defined in the Section of the Agreement set forth opposite such term:

Term	Section
Acquisition	Recitals
Agreement	Preamble
Assigned Contracts	2.1(b)(iii)
Assigned Inventory	2.1(a)(ii)
Assignment and Assumption Agreement	3.2(a)(i)
Assumed Liabilities	2.3
Bankruptcy Exception	4.2
Claim Notice	7.4
Closing	3.1
Closing Date	3.1
Disclosure Schedules	Article IV
Excluded Assets	2.2
Excluded Contracts	2.2(d)

Execution Date	Preamble
Final Determination	7.7
Losses	7.1
Milestone 1	2.5(c)(i)
Milestone 2	2.5(c)(ii)
Milestone 3	2.5(c)(iii)
Milestone 4	2.5(c)(iv)
Milestone 5	2.5(c)(v)
Milestone Payments	2.5(c)
Notice of Completion	2.5(c)
Order	4.8(a)
Parties	Preamble
Party	Preamble
Purchase Price	2.5(a)
Purchased Assets	2.1(b)
Purchaser	Preamble
Purchaser Indemnitees	7.1
Retained Liabilities	2.4
Royalty	2.5(d)(i)
Royalty Report	2.5(d)(ii)
Seller	Preamble
Seller Governmental Consents	4.4(a)
Seller Indemnitees	7.2
Seller Third Party Consents	4.4(b)
Third-Party Claim	7.5(a)
Transfer Taxes	2.6
Transactions	3.3(a)(i)
True-Up Adjustment	2.5(d)(ii)

1.2 Interpretation. Unless the context otherwise requires, the terms defined in Section 1.1 and elsewhere in this Agreement shall have the respective meanings herein specified for all purposes of this Agreement, applicable to both the singular and plural forms thereof.

Article II. PURCHASE & SALE OF PURCHASED ASSETS

2.1 Purchased Assets.

(a) Subject to the terms and conditions of this Agreement and in reliance upon the representations, warranties, covenants and agreements of Seller contained herein, at the Closing, Seller shall sell, convey, transfer, assign and deliver to Purchaser, free and clear of all Liens other than Permitted Liens, and Purchaser shall purchase from Seller, the Purchased Assets (as defined in Section 2.10) for an aggregate amount equal to the Purchase Price.

(b) For purposes of this Agreement, “Purchased Assets” shall mean all right, title and interest of Seller in all tangible and intangible assets owned or otherwise used or held for use by Seller in connection with the Compounds, in each case as of the Closing Date including, without limitation the assets set forth below, but excluding the Excluded Assets:

(i) The Company Intellectual Property, including the intellectual property set forth on Schedule 2.1(b)(i);

(ii) All inventory related to the Compounds, including all active pharmaceutical ingredients, excipients, or other raw materials, and works in process, wherever located included in transit set forth on Schedule 2.1(b)(ii) (the “Assigned Inventory”);

(iii) Those Contracts set forth in Schedule 2.1(b)(iii) but not including the “Excluded Contracts” referenced in Section 2.2(c) (collectively, the “Assigned Contracts”);

(iv) All Books and Records,

(v) All Permits and other Governmental Authorizations to the extent assignable, including, without limitation, those items more particularly described in Schedule 2.1(b)(v);

(vi) All claims existing or arising from the Purchased Assets (whether asserted or not) and whether arising in contract, tort or otherwise or related to any Assigned Contract, indemnity claim, refund claim, right of setoff, or otherwise including, without limitation, those items more particularly described in Schedule 2.1(b)(vi).

(vii) All goodwill relating to the Compounds and Company Intellectual Property; and

(viii) All other assets that are held or used by Seller primarily in connection with the Compounds, including the miscellaneous assets as set forth on Schedule 2.1(b)(viii).

2.2 Excluded Assets. Notwithstanding anything to the contrary contained in Section 2.1 or elsewhere in this Agreement, the following assets shall not be part of the sale and purchase contemplated hereunder, are excluded from the Purchased Assets, and shall remain the property of Seller after the Closing (collectively, the “Excluded Assets”):

(a) Insurance policies and proceeds and rights thereunder;

(b) All credit, deposits, rights to refund, claims for and rights to receive refunds of any nature arising in respect of Taxes relating to the Seller and any notes, worksheets, files or documents relating thereto;

(c) All Contracts, and rights and obligations thereunder, other than the Assigned Contracts (the “Excluded Contracts”);

(d) Seller’s rights under or pursuant to this Agreement and the other agreements between Purchaser and Seller contemplated hereby;

(e) All bank accounts of Seller, including all cash and cash equivalents;

(f) The outstanding equity interests issued by Seller;

(g) Seller’s corporate charter, qualifications to conduct business, arrangements with registered agents relating to foreign qualification, taxpayer and other identification numbers, seals, minute books, and similar organizational records of Seller; and

(h) All Contracts or any other liabilities related to real property, whether leased or owned; and

(i) Any other assets listed on Schedule 2.2(i), if any.

2.3 Assumed Liabilities.

(a) At Closing, Purchaser shall assume as of the Closing Date and shall pay, perform and discharge when due the following liabilities of Seller (referred to as the “Assumed Liabilities”):

(i) All obligations of Seller to be performed after the Closing in accordance with the terms of the EVMS License Agreement and those Assigned Contracts that are specifically set forth in Schedule 2.1(b)(iii), but only to the extent that (x) such obligations do not arise from any breach or default by Seller under the EVMS License Agreement or any such Assigned Contract on or before the Closing (including any breach or default triggered by the occurrence of the Closing), and (y) such obligations do not arise from any event, circumstance or condition occurring or existing on or prior to the Closing that, with or without notice or lapse of time, would constitute or result in a breach of the EVMS License Agreement or any of such Assigned Contract; and

(ii) all obligations specifically set forth in Schedule 2.3(a)(ii).

(b) Except for the Assumed Liabilities, Purchaser does not assume or agree to pay, satisfy, discharge, or perform any Liability, commitments, obligation, or indebtedness of Seller, whether primary or secondary, direct or indirect, liquidated, absolute or contingent, known or unknown and expressly disclaims any liability for Claims made against Purchaser by reason of successor liability or any other similar legal theory.

2.4 Retained Liabilities. All Liabilities of Seller, other than the Assumed Liabilities, shall be retained by Seller (the “Retained Liabilities”) and shall be performed and discharged by Seller when due, and Purchaser shall have no obligation of any kind with respect to the Retained Liabilities. For the avoidance of doubt, “Retained Liabilities” shall include, but not be limited to the following:

(a) Any obligation or Liability of Seller arising under any Assigned Contract to the extent attributable to the time period prior to Closing including, but not limited to, (i) with respect to Contracts with customers, any claims against Seller by any client asserting any counterclaim, refund claim, indemnity claim, breach of warranty claim, tort, negligence or other claim to the extent such claims relate to services performed or products provided prior to Closing or otherwise related to the period of time prior to Closing; and (ii) with respect to Contracts with vendors or other parties providing services or products to Seller, any claims against Seller by any such contracting party asserting any amount due, indemnity claim, tort, negligence or other claim of any kind to the extent such claims relate to services performed or products provided prior to Closing or otherwise related to the period of time prior to Closing;

(b) Any obligation or Liability of Seller arising before or after Closing with respect to any Contract that is not specifically referenced in Schedule 2.1(b)(iii), including the payment with respect to the Closing hereunder under Section 5 of the First Amendment to EVMS License Agreement;

(c) Any obligation or Liability of Seller arising before or after Closing with respect to the operation, discontinuation, and wind-down of the VLX-1005-003 Phase II clinical trial;

(d) All obligations and Liabilities (i) of Seller with respect to Taxes of any kind, whether relating to or attributable to the Seller or otherwise arising out of the transactions consummated pursuant to this Agreement, including, without limitation, the obligation to withhold and remit all Taxes of any kind that have been (or were required to have been) withheld from, assessed upon, or collected from employees, contractors or clients, but excluding any interest, penalties, or additions to Tax the imposition of which is directly caused by Purchaser’s failure to withhold pursuant to Section 2.7, (ii) for any Tax of Seller relating to the Purchased Assets or the Seller’s business involving the Purchased Assets (the “Business”) for any taxable period (or portion thereof) ending on or prior to the Closing Date, (iii) for any Tax related to the Excluded Assets, (iv) for any Transfer Taxes, (v) for Taxes of another Person as a transferee or successor, by contract, or otherwise, which relate to an event or transaction occurring before the Closing, or (vi) for any failure to comply with the provisions of any bulk sales, bulk transfer, or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale and transfer of any or all of the Purchased Assets to Purchaser;

(e) Any obligations or Liabilities of the Seller relating to laws, regulations, Permits or other Governmental Authorizations relating to the time period prior to the Closing including, without limitation, any fees, penalties, fines or other Governmental Charges;

(f) Any obligations or Liabilities of Seller to any employees (in all cases relating to the time period prior to the Closing) including obligations for salaries, compensation, benefits, sick pay, vacation pay, (including, but not limited to, any liability or penalties associated with any violation of any Laws regarding payment of vacation or paid time off upon termination or employment), bonuses, deferred compensation of any kind, severance or termination pay or remuneration of any kind any obligation or liability relating to the termination of any such employee including any termination relating to the consummation of the transactions set forth herein;

(g) Any obligation or Liabilities of Seller under any employee benefit plan;

(h) Any obligations or Liabilities of Seller under any indebtedness, including, without limitation, convertible debt;

(i) Any obligations or Liabilities of Seller for transaction expenses;

(j) Any obligations or Liabilities relating to or arising out of the Excluded Assets; and

(k) Any other indebtedness of any kind.

2.5 Purchase Price; Payment of Purchase Price.

(a) Purchase Price. The aggregate consideration for the Purchased Assets shall consist of: (i) the Closing Date Payment; (ii) the assumption of the Assumed Liabilities by Purchaser; (iii) any Milestone Payments paid in accordance with Section 2.5(c); and (iv) any Royalties paid in accordance with Section 2.5(d) (together, the “Purchase Price”).

(b) Closing Date Payment. Payment of the Closing Date Payment shall be made within twenty-four (24) hours following the Closing, payable in cash in United States Dollars by wire transfer(s) of immediately available funds to such bank account(s) as shall be designated in writing by Seller prior to Closing.

(c) Milestone Payments. In reliance upon the representations, warranties and covenants set forth herein and in consideration of the sale, assignment, transfer, and delivery of the Purchased Assets by Seller to Purchaser, Purchaser shall pay to Seller an amount not to exceed Fifteen Million Dollars ($15,000,000) in the aggregate for all Products if certain milestone events are achieved by the Purchaser or any of its Affiliates or licensees. Purchaser shall make the following milestone payments (each, a “Milestone Payment”) without duplication (for the avoidance of doubt, each milestone is payable only once and not with respect to each Product) after achievement of each of the following milestone events by the Purchaser or any of its Affiliates or licensees (each, a “Milestone Event”):

(i) $2,000,000 upon the occurrence of the First Patient In in the first clinical trial initiated after Closing for VLX-1005 (“Milestone 1”);

(ii) $8,000,000 upon approval of the first Product Registration for a Product in the United States (“Milestone 2”);

(iii) $2,000,000 upon approval of the first Product Registration for a Product outside the United States (“Milestone 3”);

(iv) $2,000,000 upon approval of a Product Registration for a subsequent indication of a Product in the United States (“Milestone 4”); and

(v) $1,000,000 upon approval of a Product Registration for a subsequent indication of a Product outside the United States (“Milestone 5”);

provided that, within thirty (30) days after completion of each Milestone Event, Purchaser shall deliver to Seller: (i) a written notice of completion that sets forth the element(s) of such Milestone Event and the corresponding date(s) of completion; and (ii) a statement reflecting the amount due for completion of such Milestone Event (together, a “Notice of Completion”). Each Milestone Payment may be made by Purchaser, in its sole discretion, (i) as a cash payment in U.S. Dollars to Seller via wire transfer of immediately available funds to the bank and account designated in writing by Seller, (ii) as an issuance of Common Stock based on the closing price of a share of the Common Stock on the date of the completion of the applicable Milestone Event, or (iii), a combination of (i) and (ii) hereof. Notwithstanding anything to the contrary contained herein, Purchaser shall not make payments of any Milestone Payments by issuing any shares of Common Stock (and, instead, shall make payment of such Milestone Payment in cash) if such issuance would require the recipient to become a reporting person or would require the Purchaser to obtain any Governmental Authorizations, including from any securities exchange or other regulatory body. Purchaser shall make payment to Seller within forty-five (45) days of receipt of the Notice of Completion.

Notwithstanding anything to the contrary set forth above, no Milestone Payment shall be paid by the Purchaser by the issuance of shares of Common Stock to Seller if such issuance (i) alone or together with all prior issuances made pursuant to this Agreement that were not approved by the stockholders will exceed 19.99% of the outstanding shares of Purchaser’s Common Stock on the date of this Agreement unless prior to such issuance the Purchaser obtains stockholder approval for the issuance of the number of shares of Common Stock that would exceed 19.99% of the outstanding shares of Purchaser’s Common Stock on the date of execution of this Agreement, all in compliance with the Nasdaq listing requirements, or the requirements of any exchange on which the Common Stock is trading at the time of such payment and (ii) if such issuance will cause Seller to beneficially own in excess of 19.99% of the outstanding shares of Purchaser’s Common Stock on the date of issuance unless, prior to such issuance, the Purchaser obtains stockholder approval of a change of control in compliance with the Nasdaq listing requirements, or the requirements of any exchange on which the Common Stock is trading at the time of such payment.

(d) Royalties.

(i) With respect to each Calendar Year during the Royalty Term, Purchaser shall pay Seller an amount equal to five percent (5%) of Annual Net Sales of each Product (each, a “Royalty”). For clarity, Royalties are due only on sales of a Product in a country in the Territory where a Product is covered by a Valid Patent Claim. The Parties agree that the use of Valid Patent Claim in calculating the duration of the Royalty Term and geographic scope of the Royalty obligation is the result of an arms-length negotiation on a reasonable length and scope of such Royalty payments with respect to the total Purchase Price payable hereunder, and not to imply that the Seller retains any rights or ownership interest in or to the Purchased Assets.

(ii) Within forty-five (45) days following the end of each Calendar Year following the first commercial sale of any Product in a country in the Territory, Purchaser shall provide Seller with a report (“Royalty Report”) showing with respect to such Calendar Year on a country-by-country basis the calculation of Annual Net Sales of the Product and the calculation of the Royalty amount due to Seller. Each Royalty Report and all Royalty payments will be subject to a true-up adjustment to take into account Sales Deductions under the definition of Annual Net Sales either (a) allowed during a Calendar Year but that were not accrued during such Calendar Year, or (b) accrued during a Calendar Year but not taken or later subject to reversal following the end of such Calendar Year (each of (a) and (b), a “True-Up Adjustment”). Each Royalty Report delivered by Purchaser shall set forth the amount of any True-Up Adjustment applicable to any prior Calendar Year and the Annual Net Sales calculation and resulting Royalty payments for the Calendar Year just ended shall be adjusted accordingly. All Royalty payments under this Agreement shall be made in US Dollars. Any sales incurred in a currency other than US Dollars shall be converted to the US Dollar equivalent using the standard exchange rate set forth in the Wall Street Journal for the last day of the Calendar Year to which the Royalty Report applies or as otherwise agreed by the Parties in writing.

(iii) Subject to Section 2.5(d)(v), on a Product- by- Product and country-by-country basis, in the event that, with respect to a Product in a country, Generic Competition exists with respect to such Product in such country in a calendar year, then the royalty rates in such country for such Product will thereafter be reduced to fifty percent (50%) of the amounts set forth in Section 2.5(d)(i).

(iv) Subject to Section 2.5(d)(v), in the event that Purchaser or its Affiliates licenses or otherwise acquires rights from one or more Third Parties in order to make, use, sell, import or otherwise exploit a Product in a country, then fifty percent (50%) of any amounts payable to the Third Party in such country shall be deductible from the amounts payable to Seller under Section 2.5(d)(i). For clarity, Purchaser shall not have the right to deduct any payments due under the EVMS License Agreement from the amounts payable to Seller under this Section 2.5.

(v) In no event shall the Royalties payable to Seller with respect to a country pursuant to Section 2.5(d)(i) be reduced pursuant to Section 2.5(d)(iii) or Section 2.5(d)(iv), either individually or in combination, by more than fifty percent (50%). Any reduction in the Royalties pursuant to Section 2.5(d)(iii) or Section 2.5(d)(iv), or portion thereof, that is rendered not usable pursuant to the foregoing limitation in this Section 2.5(d)(v) may be carried forward to future Calendar Years until the entire amount to which Purchaser is entitled to deduct has been so deducted.

2.6 Sales and Use Taxes. Purchaser shall be solely responsible for: (i) timely paying any sales, use, value added, documentary, stamp, registration, transfer, conveyance and other similar Taxes (“Transfer Taxes”) that may apply with respect to the purchase and sale of the Purchased Assets; and (ii) making any and all filings required in connection with the payment of the Transfer Taxes and/or claiming any exemption as is permitted under applicable Law and as it may assert is available to avoid or mitigate the Transfer Taxes.

2.7 Withholdings. Purchaser shall be entitled to deduct and withhold any amounts Purchaser is required to deduct and withhold under any applicable Law in connection with payments to be made by Purchaser pursuant to the terms of this Agreement. Such amounts deducted or withheld shall be treated as having been paid to the Person in respect of whom such deduction and withholding was made for all purposes under this Agreement.

2.8 Bulk Sales Laws. The Parties hereby waive compliance by Seller with requirements and provisions of any bulk sales, bulk transfer, or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale and transfer of any or all of the Purchased Assets to Purchaser.

Article III. CLOSING

3.1 Closing. The consummation of the purchase and sale of the Purchased Assets in accordance with this Agreement and the other transactions provided for herein (the “Closing”) shall take place concurrently with the execution of this Agreement remotely via the electronic exchange of documents and signatures between the Parties and shall be deemed effective at 11:59 P.M. Eastern Daylight Time on the Business Day upon which this Agreement is fully executed by the Parties (the “Closing Date”). All events which shall occur at the Closing shall be deemed to occur simultaneously.

3.2 Closing Deliveries of Purchaser. At or prior to Closing, Purchaser shall deliver, or cause to be delivered, the following to Seller:

(a) A Bill of Sale and Assignment and Assumption Agreement between Seller and Purchaser that assigns the Purchased Assets to Purchaser, substantially in the form attached hereto as Exhibit 3.2(a) (the “Bill of Sale and Assignment and Assumption Agreement”) executed by Purchaser.

3.3 Closing Deliveries of Seller. At or prior to Closing, Seller shall deliver, or cause to be delivered, the following to Purchaser:

(a) a certificate, dated as of the Closing Date, of the secretary (or similar officer) of Seller certifying, among other things, that attached to such certificate: (i) is a true and correct copy of the certificate of incorporation of Seller, and all amendments thereto; (ii) is a true copy of all corporate actions taken by Seller, including resolutions of its board of directors authorizing the consummation of the Acquisition and the execution, delivery and performance of this Agreement and each of the Transaction Documents to be delivered by Seller pursuant hereto; (iii) is a true copy of all actions taken by the shareholders of Seller authorizing the consummation of the Acquisition and the execution, delivery and performance of this Agreement and each of the Transaction Documents to be delivered by Seller pursuant hereto; and (iv) are the names and signatures of the duly elected or appointed officers of Seller who are authorized to execute and deliver this Agreement, the Transaction Documents to which Seller is a party and any certificate, document or other instrument in connection herewith, which certificate shall be deemed to be a representation and warranty made by Seller to Purchaser on the Closing Date for the purpose of inducing Purchaser to consummate the transactions contemplated by the Agreement (the “Transactions”) and with knowledge that Purchaser is relying on such certificate in determining to consummate the Transactions;

(b) a certificate of good standing from the Secretary of State of the State of Delaware, dated no earlier than five (5) Business Days prior to the Closing Date, certifying that Seller is in good standing in the State of Delaware;

(c) the Bill of Sale and Assignment and Assumption Agreement, duly executed by Seller;

(d) A copy of an amended and restated EVMS License Agreement, which has been amended to Purchaser’s satisfaction and executed by EVMS and Seller;

(e) evidence of release of any and all Liens against the Purchased Assets;

(f) a W-9 Form executed by Seller;

(g) all other instruments of conveyance and transfer executed by Seller, in form and substance reasonably acceptable to Purchaser, as may be necessary to convey the Purchased Assets to Purchaser free and clear of all Liens and Liabilities (other than Assumed Liabilities);

(h) possession and control of the Purchased Assets; and

(i) such other documents, instruments and certificates as Purchaser may reasonably request.

3.3 Post-Closing Obligations of Seller. Seller shall deliver all Books and Records to Purchaser within thirty (30) days following Closing. Without limiting the foregoing, Seller shall (i) cooperate with Purchaser to migrate all data included in the Books and Records to Purchaser within thirty (30) days following Closing in such format as reasonably requested by Seller, and (ii) retrieve any Books and Records related to the VLX-1005-003 Phase II study, including any data, reports, templates, source documents, and materials, from any third party, including any clinical trial site, and deliver such Books and Records to Purchaser within thirty (30) days after Closing. Within two (2) business days following Closing, Seller will deliver to Purchaser the worldwide assignment of patents agreement, in the form attached hereto as Exhibit 3.3, duly executed by Seller and notarized.

Article IV. REPRESENTATIONS AND WARRANTIES OF SELLER

As an inducement to Purchaser to enter into this Agreement and to consummate the Acquisition, Seller hereby represents and warrants to Purchaser that, except as expressly disclosed on a schedule corresponding with the appropriate Section numbers below (the “Disclosure Schedules”), each of the following representations and warranties is true and correct as of the Closing Date:

4.1 Formation and Qualification. Seller is a corporation, duly incorporated, validly existing and in good standing in Delaware. Seller has all corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Seller is duly qualified or licensed to do business, and is in good standing or its equivalent in the jurisdiction of its incorporation. Seller is qualified in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a material adverse effect.

4.2 Authority Relative to this Agreement. Seller has all corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and to consummate the Acquisition. The execution and delivery of this Agreement and the other Transaction Documents by Seller and the consummation by such Seller of the Acquisition have been duly and validly authorized by all necessary corporate action, and no other proceedings on the part of Seller are necessary to authorize this Agreement or to consummate the Acquisition. This Agreement and the other Transaction Documents have been duly executed and delivered by Seller and each such agreement constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to the effect of any applicable bankruptcy, moratorium, insolvency, reorganization or other similar law affecting the enforceability of creditors’ rights generally and to the effect of general principles of equity which may limit the availability of remedies (whether in a Proceeding at Law or in equity) (the “Bankruptcy Exception”).

4.3 No Conflict. The execution and delivery of this Agreement and the other Transaction Documents by Seller do not, and the performance by Seller of its obligations hereunder and the consummation of the Acquisition will not: (a) conflict with or violate any provision of incorporation of Seller or any resolutions adopted by the board of directors of Seller; (b) conflict with or violate any Law or Order applicable to Seller or by which any of the Purchased Assets or Seller is bound or affected; or (c) result in any breach of or constitute a default (or an event which with the giving of notice or lapse of time or both could reasonably be expected to become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Purchased Assets or Seller pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument, or other obligation.

4.4 Required Filings and Consents.

(a) Schedule 4.4(a) sets forth a complete and accurate list of all waivers, approvals, Permits, orders or authorizations of, or registrations, declarations or filings with, any Governmental Authority that are required in connection with (i) the execution and delivery of this Agreement by the Seller or the performance of its obligations hereunder, or (ii) the consummation by Seller of the transactions contemplated by this Agreement (collectively, the “Seller Governmental Consents”).

(b) Schedule 4.4(b) sets forth a complete and accurate list of all consents, waivers, approvals, or authorizations of, or notices to, any Third Party other than a Governmental Authority in connection with (i) the execution and delivery of this Agreement by the Seller or the performance of its obligations hereunder or thereunder, or (ii) the consummation of the transactions contemplated by this Agreement (collectively, the “Seller Third Party Consents”).

4.5 Title to Purchased Assets . Seller has good and valid title to all of the Purchased Assets and has all rights necessary to perform its obligations hereunder. As of the Closing Date, upon payment of the Purchase Price, the Purchased Assets will be free and clear of all Liens. Seller has not granted to any Person any right, title, or interest in or to any of the Purchased Assets and, except as set forth on Schedule 4.5, no Person has any right, title, or interest in or to the Purchased Assets.

4.6 Intellectual Property.

(a) Schedule 2.1(b)(i) sets forth a correct, current, and complete list of all of the following: (i) Patents owned or purported to be owned by Seller (“Company Owned Patents”) or exclusively licensed to Seller (“Company Licensed Patents”) included in the Purchased Patents; (ii) Trademark registrations and applications included in the Purchased Marks; (iii) Copyright registrations and applications included in the Company Intellectual Property; and (iv) all other material Company Intellectual Property included in the Purchased Assets, in each case including, as applicable: title, mark, or design; the issue, registration or filing date; the current status; the current owner; the patent, the registration or application number; and the jurisdiction in which the application has been filed or registration has been obtained. The Company Intellectual Property constitutes all intellectual property rights owned by or licensed to Seller that relate to, or are necessary or useful for, the research, development, manufacture, use, commercialization and/or exploitation of the Compounds. Except as otherwise set forth in Schedule 2.1(b)(i), Seller is the sole and exclusive beneficial and, with respect to registrations and applications therefor, record owner of all of the items of Company Intellectual Property listed on Schedule 2.1(b)(i). Except as set forth on Schedule 4.6(a), there are no actions that must be taken within four (4) months from the date hereof, including, without limitation, the payment of fees or filing of documents, to obtain, maintain or renew any applications or registrations for any Company Intellectual Property listed on such schedule. Effective written assignments and other instruments necessary to establish, record, and perfect a complete chain-of-title from the original owner to Seller with respect to all registered and applied-for Company Owned Patents listed on Schedule 2.1(b)(i) have been obtained and duly validly, executed, delivered, and filed with the appropriate Governmental Authorities and authorized registrars. All required filings and fees related to the Company Owned Patents set forth in Schedule 2.1(b)(i) have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars. To the Knowledge of Seller, all required filings and fees related to the Company Licensed Patents set forth in Schedule 2.1(b)(i) have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars. All Company Intellectual Property registrations set forth in Schedule 2.1(b)(i) are in good standing. Seller has provided Purchaser with true and complete copies of (and within thirty (30) days following Closing, all) file histories, material documents, certificates, office actions and any other material correspondence with the relevant Governmental Authorities related to all such Company Intellectual Property within Seller’s possession and control. All of the registered Company Intellectual Property set forth in Schedule 2.1(b)(i) are subsisting, unexpired, and valid and, to the Knowledge of Seller, enforceable and to the Knowledge of Seller, all of the applications for Company Intellectual Property set forth in Schedule 2.1(b)(i) are subsisting, unexpired and validly applied-for, and none of them have been abandoned (other than abandonment of Company Intellectual Property applications in the ordinary course of business), cancelled, or adjudicated invalid, or are subject to any outstanding agreement, Order, judgment, or decree restricting their use or adversely affecting Seller’s rights thereto.

(b) Seller owns or possesses the valid and enforceable right to use, free and clear of all Liens (except Permitted Liens), all of the Purchased Assets. Except as set forth on Schedule 4.6(b), the consummation of the Transactions will not result in the loss or impairment of any rights in, require the payment of any additional amounts with respect to, nor require the consent of any Person in respect of, any of the Purchased Assets, including, without limitation, the impairment of any enforcement or any continuations to filings of any Purchased Patents. Except as set forth in Schedule 4.6(b), no royalties, fees, commissions, and other amounts are payable by Seller to any other Person upon or for the manufacture, sale, or distribution of any Compound or the use of any Company Intellectual Property, and after Closing, no such amounts will become payable by Purchasers for the continued manufacture, sale, or distribution of any such Compound or use of any Company Intellectual Property. Schedule 4.6(b) sets forth all terminal disclaimers that have been filed in connection with or related to any Purchased Patents listed in Schedule 2.1(b)(i).  Seller has transferred to Purchaser any Purchased Patents subject to or related to any terminal disclaimer of those Purchased Patents identified in Schedule 2.1(b)(i).

(c) With respect to Seller’s current and former use of the Purchased Assets, such Purchased Assets (including, without limitation, research, development, manufacture, use, and other exploitation of the Compounds by or on behalf of Seller), are not infringing, misappropriating, or otherwise violating any intellectual property rights of any Person, and have not infringed, misappropriated or otherwise violated the intellectual property rights of any Person. To Seller’s Knowledge, the Purchased Assets (including, without limitation, Buyer’s continuing research, development, manufacture, use, and other exploitation of the Compounds) will not infringe, misappropriate, or otherwise violate any intellectual property rights of any Person. Seller has not granted to any Person any license or right to use any of the Compounds or Company Intellectual Property.

(d) To Seller’s Knowledge, no Person is infringing or misappropriating any of the Company Intellectual Property.

(e)  Seller has necessary rights and licenses to use, and to grant its customers the rights to use, all third party intellectual property incorporated into the Purchased Assets in the manner in which such third party content is and has been used, or authorized to be used, by Seller and its customers, as applicable, and has at all times used such third party content without: (i) infringing, misappropriating, or violating any intellectual property or other right of any third party; (ii) breaching any Contract; or (iii) any requirement of additional permissions, licenses, consents, or the payment of any fees.

(f) There are no decided, settled, pending or, to Seller’s Knowledge, previously or presently, threatened (including in the form of offers to obtain a license) Claims by any Person alleging infringement, misappropriation, or other violation by Seller of such Person’s intellectual property, or challenging the enforceability, registrability, patentability, ownership or validity of any of the Company Intellectual Property (including, without limitation, any cancellation, opposition, revocation, review, or other action or proceeding), and to Seller’s Knowledge, no valid basis exists for any such Claims. For Company Intellectual Property licensed by Seller, the owner or licensor thereof has not, and to Seller’s Knowledge has not threatened to, terminate any rights attached to the use of such Company Intellectual Property by Seller and to Seller’s Knowledge, no valid basis exists for any such action.

(g) Schedule 4.6(g) identifies all applicable Know-How or categories of Know-How included in the Purchased Assets. Seller has at all times taken commercially reasonable industry-standard measures designed to maintain and enforce its Know-How and to protect the confidentiality of such Know-How, including, without limitation, by entering into appropriate binding, written confidentiality agreements with any officers, directors, employees, consultants, and other Persons with access to such Know-How. To Seller’s Knowledge, no such Know-How have been disclosed or otherwise accessed by any unauthorized Person or used in any unauthorized manner. Seller has at all times complied with all applicable Laws in all material respects, including, without limitation, any use by or on behalf of Seller of any data and biological specimens.

(h) All current and former employees, founders, agents, consultants, and contractors of Seller that have contributed to the development of any Compound, and to Seller’s Knowledge, any other inventors of Purchased Patents, have been identified in any applicable filings with any applicable Governmental Authority and, with respect to Company Intellectual Property owned by Seller, have assigned to Seller, under valid, binding, written, and enforceable agreements, all Company Intellectual Property in its entirety without retained rights, including, without limitation, inventions and work product, they created, conceived, contributed to, or reduced to practice (1) with respect to employees, during the term of their employment or (2) with respect to non-employees, arising from their engagement with Seller, in each case pursuant to employee invention assignment agreements and consulting agreements.

(i) Schedule 4.6(i) sets forth a correct, current, and complete list of all domain names included in the Purchased Assets. Seller is the registrant of all such domain names, and all registrations of such domain names are in good standing until such dates as set forth on Schedule 4.6(i). No action has been taken or is pending to challenge rights to, suspend, cancel or disable any such domain name, registration therefore or the right of Seller to use such domain name. Seller has the rights to use on the Internet such domain names.

(j) Except to the extent set forth on Schedule 4.6(j), no government funding, facilities or resources of a university, college, other educational institution, multi-national, bi-national or international organization or research center was used in the development of any Purchased Assets in a manner that results in any such government, institution, organization or research center having any rights in or interests to such Purchased Assets. No current or former employee, consultant, independent contractor or director of Seller, who has been involved in the creation or development of any Purchased Assets or have had access to such Company Intellectual Property, has performed services for the government, university, college, or other educational institution or research center during a period of time during which such employee, consultant, independent contractor or director was also performing services for Seller in a manner that results in any such government, university, college, or other educational institution or research center having any rights in or interests to the Purchased Assets. Except to the extent set forth on Schedule 4.6(j), there are no current or contingent usage rights, march-in rights, manufacturing restrictions or other rights of any Governmental Authority in or to any Purchased Assets. Except to the extent set forth on Schedule 4.6(j), no public or private entity was or is involved in any innovation related to the subject matter covered by any Purchased Patents that are a part of the Purchased Assets in a manner that results in any such entity having any ownership rights in such Purchased Patents.

(k) To Seller’s Knowledge, the Purchased Patents disclose and/or claim patentable and enforceable subject matter. To Seller’s Knowledge, no third party public disclosures have occurred that have impaired or is expected to impair the prosecution of such Purchased Patents.

(l) Seller states that any representations, filings, and/or statements made by Seller regarding intellectual property to the United States Patent Trademark Office or any other Governmental Authorities have been truthful and correct and have made all necessary disclosures to such Governmental Authorities as required by Law and in good faith.

(m) To the extent that the Excluded Assets include any overlapping (in-part or whole) technology, written description, or otherwise with the Purchased Patents that are a part of the Purchased Assets, Seller agrees not to seek patent prosecution (in-part or whole) on such overlapping technology and further agrees that if in the future any ownership or other dispute arises because of such overlapping technology, Seller agrees to transfer it to Purchaser.

4.7 Contracts.

(a) Except as set forth in Schedule 4.7(a): (i) each of the Assigned Contracts is in full force and effect and constitutes a valid and binding obligation of Seller and of the counterparties thereto; (ii) each of the Assigned Contracts is fully assignable by Seller to Purchaser without obtaining the consent of any Person and, upon assignment to Purchaser in connection with the Closing, will remain at the time of assignment in full force and effect as a valid and binding obligation of the counterparties thereto; and (iii) the assignment of each of the Assigned Contracts by Seller to Purchaser will not give any other party to any such Contract the right to impose additional fees or charges of any kind under such Contract or terminate such Contract. Except as provided in Schedule 4.7(a) and during the three (3) year period immediately prior to the Closing (w) Seller has complied with all of its obligations under the Assigned Contracts, and Seller has not received written notice that it is in default or alleged to be in default under any of the Assigned Contracts; (x) to Seller’s knowledge, there exists no event or condition which, after notice or lapse of time, or both, would constitute a default under any Assigned Contract; (y) Seller has not received any written notice from any party to any Assigned Contract terminating or threatening to terminate any such Assigned Contract or asserting any dispute or disagreement regarding any such Assigned Contract or otherwise reduce the services obtained from Seller pursuant to such Contract; and (z) no amounts owed under any Assigned Contract are past due. To Seller’s knowledge, there are no defaults by any other party to any Assigned Contract.

(b) (i) Seller has provided notice to EVMS of Seller’s planned discontinuation of its operations and Seller’s discontinuation and winding down of the VLX-1005-003 Phase II trial, (ii) such discontinuation is not a breach of the EVMS License Agreement, (iii) all amounts owed by Seller under the EVMS License Agreement with respect to the period prior to Closing have been paid by Seller, and (iv) EVMS has provided no notice to Seller of any failure by Seller to comply with its obligations under the EVMS License Agreement.

(c) Except as set forth in Schedule 4.7(c), there are no Assigned Contracts in existence between the Seller and any Affiliate thereof and there are no Assigned Contracts in existence that impose “most favored nation” or similar requirements on Seller or otherwise impose competition, solicitation or other similar restrictions on Seller. Seller has provided Purchaser with true and complete copies of all Assigned Contracts referenced in Section 2.1(b)(iii) (including all amendments thereto).

4.8 Claims and Proceedings; Compliance with Laws.

(a) Except as disclosed on Schedule 4.8(a): (i) there are no Proceedings, Orders (defined below) or Claims pending or threatened against Seller or the Purchased Assets; (ii) there are no Proceedings, Orders, or Claims pending or threatened in writing by Seller against any third party, at law or in equity, or before or by any Governmental Authority (including any Proceedings with respect to the Transactions) relating to the Purchased Assets; and (iii) Seller and the Purchased Assets are not subject to any order, judgment, preliminary or permanent injunction, temporary restraining order, award, citation, decree, consent decree or writ (each, an “Order”) of any Governmental Authority.

(b) Seller is and has been in compliance with all Laws and Orders applicable to Seller. Except as set forth on Schedule 4.8(b), Seller has not received any written notice (whether formal or informal, including whistleblower or similar complaints) regarding any failure to comply with any Law or Order applicable to Seller or the Purchased Assets.

4.9 Business Activity Restriction. With respect to the Purchased Assets: (a) there is no non-competition or other similar agreement, commitment or Order to which Seller or any of its Affiliates is a party or subject to that has or could reasonably be expected to have the effect of prohibiting or impairing the Purchased Assets; (b) Seller has not entered into any agreement under which Seller is restricted from selling, licensing or otherwise distributing any of its technology or products to, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or in any segment of the market or line of business; and (c) no Affiliate of Seller is a party to any agreement, which, by virtue of such person’s relationship with Seller, restricts Seller or any successor from, directly or indirectly, engaging in any business involving the Purchased Assets.

4.10 No Finder. Neither Seller nor any Person acting on behalf of Seller has agreed to pay to any broker, finder, investment banker or any other Person, a brokerage, finder’s or other fee or commission in connection with this Agreement or any matter related hereto, nor has any broker, finder, investment banker or any other Person taken any action on which a claim for any such payment could be based.

4.11   Solvency. Except as set forth on Schedule 4.11, Seller is Solvent, and the consummation of the transactions contemplated hereby will not render the Seller insolvent, and no solvency Proceedings have been initiated, or to Seller’s knowledge, threatened against Seller.

4.12 Financials; Undisclosed Liabilities. Complete copies of Seller’s financial statements (the “Financial Statements”) consisting of (i) Seller’s audited balance sheet as of December 31, 2023 and December 31, 2024 and the related statement of income for such period, and (ii) an unaudited interim balance sheet as of September 30, 2025 (the “Interim Balance Sheet Date”) and related statement of income for such period have been delivered to Purchaser. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved. The Financial Statements are based on the books and records of the Seller and fairly present the financial condition of the Seller as of the respective dates they were prepared and the results of the operations for the periods indicated. Except as set forth on Schedule 4.12, Seller has no Liabilities of a type required to be reflected on a balance sheet except (a) those which are adequately reflected or reserved against in the Financial Statements, and (b) those which have been incurred in the ordinary course of business consistent with past practice since the Interim Balance Sheet Date and which are not, individually or in the aggregate, material in amount.

4.13 Regulatory Matters.

(a) As of the Closing Date, Seller has not obtained approval of any Product Registration in the Territory or commercially sold any product containing any Compound.

(b) The pre-clinical studies and clinical trials conducted by or on behalf of or sponsored by Seller with respect to the Compounds, or in which Seller has participated with respect to the Compounds, were conducted in accordance with all applicable Laws and any applicable protocol therefor. Except as set forth on Schedule 4.13(b), no IND filed by or on behalf of the Seller with the FDA has been terminated or suspended by the FDA, and neither the FDA nor any other Governmental Authority or institutional review board or ethics committee has commenced, or, to the Knowledge of Seller, threatened in writing to initiate, any action to place a clinical hold order on any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of Seller. Seller has discontinued its Phase II clinical trial with respect to VLX-1005 and wound-down all related operations in compliance with its contractual obligations related to such trial. Except as set forth on Schedule 4.13(b), no orphan drug designation granted to the Seller by the FDA or the European Medicines Agency (EMA) has been terminated or suspended by the FDA or EMA, as applicable.

(c) Seller has not made an untrue statement of material fact or fraudulent statement to the FDA or any other Governmental Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority, or committed an act, made a statement, or failed to make a statement, including with respect to any scientific data or information, that, at the time such disclosure was made or failure to disclose occurred, would provide a basis for the FDA or any other Governmental Authority to invoke the FDA Application Integrity Policy respecting “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or any similar policy.

(d) Neither Seller nor any officers, employees or, to the Knowledge of Seller, agents of Seller has been excluded, suspended or debarred from any government healthcare program or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (x) debarment under 21 U.S.C. Section 335a or any similar Law or (y) exclusion under 42 U.S.C. Section 1320a-7 or any similar Law, and, to the Knowledge of Seller, no such Proceeding is currently contemplated, proposed or pending.

4.14 Inventory.

All items of inventory included in the Assigned Inventory conform to the specifications therefor, are fit for the purposes for which they were procured or manufactured, and consist of a quality usable in the ordinary course of business. The Assigned Inventory is set forth on Schedule 2.1(b)(ii), which schedule specifies the location of such Assigned Inventory.

4.15 Taxes.

(a) All income and other material Tax Returns with respect to the Purchased Assets or the Business have been timely filed, and all such Tax Returns were true, correct, and complete in all material respects.

(b) All income and other material Taxes due and payable (whether or not shown on any Tax Return) relating to the Purchased Assets or the Business have been timely paid.

(c) There is no unpaid Tax: (A) which constitutes or could reasonably be expected to constitute a Lien upon any of the Purchased Assets; or (B) for which Purchaser would be liable under applicable Law by reason of having acquired the Purchased Assets.

(d) There are no Proceedings in progress, pending or, to Seller’s knowledge, threatened in writing against Seller in respect of any Taxes and, in particular, there are no currently outstanding assessments, reassessments or written inquiries which have been issued to, or raised in respect of, Seller by any Governmental Authority relating to any Taxes.

(e) There are no Liens for Taxes (other than Liens for Taxes not yet due and payable) upon, pending against or, to the Seller’s knowledge, threatened in writing against any Purchased Assets.

(f) Seller has collected and/or withheld from employees, contractors, clients, and any other Person all Taxes of any kind required to be collected and/or withheld, including with regard to employment periods up to and including the Closing Date, services received from contractors up to and including the Closing Date and services provided to clients up to and including the Closing Date and has remitted such Taxes to the applicable taxing or regulatory authority.

(g) No claim has been made in writing or to the Seller’s Knowledge, orally, by a Governmental Authority (i) in a jurisdiction in which the Seller does not file Tax Returns, that Seller is or may be subject to taxation in that jurisdiction with respect to the Purchased Assets or the Business or (ii) in a jurisdiction in which the Seller has previously filed any Tax Return, that Seller is or may be subject to additional Taxes with respect to the Purchased Assets or the Business.

(h) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from the Seller relating to the Purchased Assets or the Business for any taxable period (and no request for any such waiver or extension is currently pending), and there are no outstanding waivers or agreements extending the due date for filing any Tax Return or paying any Taxes with respect to the Purchased Assets or the Business.

(i) There is no Tax allocation, Tax sharing or similar agreement applicable to the Business or the Purchased Assets other than such agreements entered into by the Seller in the Ordinary Course of Business, the primary purpose of which does not relate to Taxes.

(j) The Seller does not have any Liability for Taxes of any Person relating to the Purchased Assets or the Business, including as a transferee or successor, by Contract or otherwise.

(k) The Seller has (i) collected and remitted all applicable sales and/or use Taxes to the appropriate Governmental Authority, and (ii) has obtained, in good faith, any applicable sales and/or use Tax exemption certificates.

(l) With respect to the Business or the Purchased Assets, there is no power of attorney relating to any Tax matters granted to any Person that remains in effect.

4.16 Legal. None of Seller or any officer of Seller has previously been convicted of or pleaded guilty or nolo contendere to (i) a felony or (ii) any crime (whether or not a felony) involving moral turpitude, including theft, fraud, embezzlement, forgery, misappropriation or willful misappropriation. Neither the Seller nor (to the Seller’s knowledge) any of its “Covered Persons” is a “bad actor,” as each such term is defined or used under Rule 506(d) of Regulation D of the Securities Act of 1933.

4.17 Nasdaq Representation. Seller does not hold 5% or greater of the Common Stock of Purchaser, and following the transactions, will not hold 5% or greater of the Common Stock of Purchaser.

4.18 No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE 4 AND THE RELATED DOCUMENTS, SELLER DOES NOT, NOR DO ANY OTHER PERSONS ON BEHALF OF SELLER, MAKE ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO ITSELF, THE BUSINESS, THE PURCHASED ASSETS OR THE ASSUMED LIABILITIES, OR WITH RESPECT TO ANY OTHER INFORMATION PROVIDED TO PURCHASER OR ITS REPRESENTATIVES, AND SELLER DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY OR ON BEHALF OF SELLER OR ANY OTHER PERSON.

Article V. REPRESENTATIONS AND WARRANTIES OF PURCHASER

As an inducement to Seller to enter into this Agreement and to consummate the Acquisition, Purchaser represents and warrants to Seller, that each of the following representations and warranties is true and correct as of the Closing Date:

5.1 Organization. Purchaser is duly organized and validly existing under the laws of its jurisdiction of incorporation or formation. Purchaser has all requisite corporate or equivalent power and authority to enter into and perform its obligations under this Agreement and the Transaction Documents to which Purchaser is a party.

5.2 Authorization and Validity. The execution and delivery of this Agreement and the other Transaction Documents by Purchaser and the consummation by Purchaser of the Acquisition have been duly and validly authorized by all necessary corporate or equivalent action. This Agreement and the other Transaction Documents have been duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by the other Parties thereto, each such agreement constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Bankruptcy Exception.

5.3 No Conflict. The execution and delivery of this Agreement and the other Transaction Documents by Purchaser do not, and the performance by Purchaser of its obligations hereunder and the consummation of the Acquisition do not and will not: (a) conflict with or violate any provision of the charter documents of Purchaser; (b) conflict with or violate any Law or Order applicable to Purchaser or by which Purchaser is bound or affected, or (c) any contract, agreement, or other instrument to which Purchaser is a party. No consent or approval is required to be obtained by Purchaser from any Third Party in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

5.4 No Finder. Purchaser has not agreed to pay to any broker, finder, investment banker or any other Person, a brokerage, finder’s or other fee or commission in connection with this Agreement or any matter related hereto.

5.5 No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE 5 AND THE RELATED DOCUMENTS, PURCHASER DOES NOT, NOR DO ANY OTHER PERSONS ON BEHALF OF PURCHASER, MAKE ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO ITSELF OR ANY OTHER INFORMATION PROVIDED TO SELLER OR ITS REPRESENTATIVES, AND PURCHASER DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY OR ON BEHALF OF PURCHASER OR ANY OTHER PERSON.

Article VI. POST-CLOSING COVENANTS

6.1 Funds Received in Respect of Purchased Assets or Excluded Assets. From and after the Closing Date: (a) Seller shall promptly transfer and deliver to Purchaser without set-off, deduction, or offset, any cash or other property, if any, that Seller may receive related to the Purchased Assets; and (b) Purchaser shall promptly transfer and deliver to Seller without set-off, deduction, or offset, any cash or other property, if any, that Purchaser may receive related to the Excluded Assets owned by Seller.

6.2 Further Assurances and Registration of Company Intellectual Property. Seller hereby agrees, without further consideration but at no cost to Seller, to promptly execute and deliver following the Closing such other instruments of transfer or assignment and to take such other actions as Purchaser or its counsel may reasonably request in order to put Purchaser in possession of, and to vest in Purchaser, all of Seller’s right, title and interest in and to the Purchased Assets in accordance with this Agreement and otherwise to consummate the Acquisition. Seller will cooperate with and reasonably assist Purchaser in relation to Purchaser’s registration as the new owner of the Purchased Assets at no cost to Seller. Seller will cooperate with and reasonably assist Purchaser to complete, execute, and submit such forms as are required by the FDA or EMA to transfer ownership of the IND146881 and orphan drug designations for VLX-1005 to Purchaser. Seller will execute and deliver, or cause to be executed and delivered, at no cost to Purchaser but at no cost to Seller, any and all documents reasonably requested by Purchaser that may be necessary, in accordance with the rules and regulations of the applicable Governmental Authorities, to transfer to Purchaser or its Affiliates or successors, Seller’s right, title and interest in and to the Purchased Assets and to register the transfer at the Patent and Trademark Office of the United States, and patent offices in all other territories where patent rights have been granted or are pending. For clarity, and notwithstanding anything express or implied in the foregoing provisions of this Section 6.2 or elsewhere in this Agreement to the contrary, but without limiting Seller’s obligations with respect to the Retained Liabilities, Purchaser shall be responsible, at its sole cost and expense, to prepare any and all documents to be executed and delivered by Seller pursuant to the foregoing provisions of this Section 6.2 and to file and register the transfer of all patents, trademarks, copyrights and other intellectual property included in the Purchased Assets with the Patent and Trademark Office of the United States, other foreign patent and trademark offices and with any other entities or organizations where such filings and registrations are required or advisable to be made, and to pay for all filing, registration, recordation and transfer fees, taxes and charges in connection therewith. If Purchaser elects to record this Agreement or any other documents with the appropriate United States or foreign Governmental Authorities or registries, Purchaser will bear the costs and fees associated with recording, but Seller will provide timely cooperation to Purchaser as reasonably requested at no cost to Purchaser but at no cost to Seller.

6.3 Confidentiality. Following Closing, Seller shall, and shall direct, instruct and cause its Affiliates and each of their respective officers, directors, managers, trustees, beneficiaries, advisors, agents, representatives or other intermediaries to, keep all Confidential Information confidential, and shall not, and shall direct, instruct and cause its Affiliates and each of their respective officers, directors, managers, trustees, advisors, agents, representatives or other intermediaries not to, use Confidential Information, except to the extent that (a) it is legally required to disclose such information to a government authority having jurisdiction over Seller or any of its Affiliates, officers, directors, managers, trustees, beneficiaries, advisors, agents, representatives or other intermediaries from whom disclosure is sought, (b) any requirement of Law requires otherwise, (c) or such use is solely in connection with the performance or enforcement of this Agreement, and, then only to the extent such Confidential Information is required or in good faith believed to be necessary to be disclosed in connection therewith; provided that, with respect to subclauses (a) and (b), if Seller is requested or required (by oral question or request for information or documents in any Proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, then Seller will notify Purchaser promptly of the request or requirement in writing so that Purchaser may seek an appropriate protective order or waive compliance with the provisions of this Section 6.3 in that limited instance. If, in the absence of a protective order or the receipt of a waiver from Purchaser hereunder, Seller is, based on advice of outside counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, Seller may disclose only that Confidential Information legally required to be disclosed to the applicable government authority. In any event, Seller shall mark, or cause to be marked, any Confidential Information that is disclosed in accordance with this Section 6.3 as confidential and use best efforts to accord such information confidential treatment.

Notwithstanding the foregoing, Seller, its Affiliates and each of their respective officers, directors, managers, trustees, beneficiaries, advisors, agents, representatives or other intermediaries may disclose non-public Confidential Information concerning this Agreement and the other Transaction Documents to Persons to whom Seller assigns pursuant to Section 8.4 Seller’s right to receive payment under this Agreement and the representatives, advisors and agents of such Persons, provided that such recipients (i) are contractually bound by confidentiality obligations no less stringent than those set forth herein, and (ii) to the extent such Person would receive scientific or technical Confidential Information of Purchaser or Confidential Information of Purchaser that is unrelated to the payment obligation assigned to the assignee, such recipients do not, directly or indirectly, themselves or through any Person, engage in the development, manufacture or commercialization of any drug product that targets the 12-Lipoxygenase. Purchaser may disclose the terms of this Agreement as necessary to comply with the rules of the U.S. Securities and Exchange Commission and any stock exchange.

6.4 Rights under Contracts. Seller shall use its commercially reasonable efforts to obtain the written consent of any third party required in connection with the transfer of any Assigned Contracts to Purchaser.  Notwithstanding anything in this Agreement to the contrary, to the extent that any Assigned Contract is not assignable without the consent of another party whose consent has not been obtained, neither this Agreement nor any related assignment or assumption agreement or instrument shall constitute an assignment or attempted assignment of such Assigned Contract if such assignment or attempted assignment would constitute a breach thereof or materially detract from the rights transferred to Purchaser.  Instead, if any such required consent is not obtained, then Seller shall provide and extend the full benefit of such Assigned Contract to Purchaser and shall enter into any other reasonable arrangement requested by Purchaser that is designed to give Purchaser the full benefit of such Assigned Contract accruing on or after the Closing and that does not violate applicable law.

6.5 Tail Policy. Prior to the expiration of the current Clinical Trial Liability policy maintained by Seller through Berkley Life Sciences with a limit of $5,000,000, Seller shall purchase and maintain in effect for a period of three (3) years after the expiration of the current policy a claims made tail policy (the “Tail Policy”) with respect to Claims arising from facts or events that occurred on or before the Closing Date, which Tail Policy will contain substantially the same coverage and amounts as the current policy.

Article VII. INDEMNIFICATION

7.1 Indemnification by Seller. Subject to the terms, conditions and limitations of this ARTICLE VII, following the Closing, Seller shall indemnify Purchaser, its affiliates and each of their respective successors, assigns, officers, directors, shareholders, partners, employees and agents (collectively, the “Purchaser Indemnitees”) from and against, and hold them harmless from, any Liability, indebtedness, claim, loss, damage, Lien, deficiency, obligation, judgment, penalty, responsibility or other costs or expenses (including reasonable attorneys’ fees and expenses paid in connection with any of the foregoing) (collectively, “Losses”) suffered or incurred by any such Purchaser Indemnitee (whether involving direct claims by Purchaser against Seller or third party claims) arising out of or resulting from (a) any breach of any representation or warranty of Seller contained in this Agreement, (b) the breach of any covenant of Seller contained in this Agreement, (c) the Retained Liabilities or the Excluded Assets, (d) the operation by the Seller of the Purchased Assets prior to the Closing, and (e) any claims, demands, or causes of action asserted against any Purchaser Indemnitee by any creditor of Seller under any successor theories, including without limitation any claims under successor in interest or de facto merger theories, under applicable state law for the receipt of any fraudulent transfers including claims under the Uniform Voidable Transactions Act, and/or any claims or causes of action asserted under Sections 544,  547 and 548 of the United States Bankruptcy Code.

7.2 Indemnification by Purchaser. Subject to the terms, conditions and limitations of this ARTICLE VII, following the Closing, Purchaser and its subsidiaries shall indemnify Seller, its affiliates and each of their respective successors, assigns, officers, directors, shareholders, partners, employees and agents (collectively, the “Seller Indemnitees”) from and against, and hold them harmless from, any Losses suffered or incurred by any such Seller Indemnitee (whether involving direct claims by Seller against Purchaser or third party claims) arising out of or resulting from (a) any breach of any representation or warranty of Purchaser contained in this Agreement, (b) the breach of any covenant of Purchaser contained in this Agreement, (c) the Assumed Liabilities, and (d) the operations by Purchaser of the Purchased Assets following the Closing (except to the extent such claim is within the scope of Seller’s indemnification obligations under Section 7.1 above).

7.3 No Third Party Beneficiaries. The indemnities herein are intended solely for the benefit of the Persons expressly identified in this ARTICLE VII (and their successors and permitted assigns) and are in no way intended to, nor shall they, constitute an agreement for the benefit of, or be enforceable by, any other Person.

7.4 Termination of Indemnification. The obligations to indemnify and hold harmless an indemnified party hereunder pursuant to Section 7.1 and Section 7.2 shall terminate when the applicable representation, warranty or covenant terminates pursuant to Section 7.6 of this Agreement; provided that such obligations to indemnify and hold harmless shall not terminate with respect to any specific matter as to which the person to be indemnified shall have, before the expiration of the applicable period, previously made a claim by delivering a written notice thereof (stating in reasonable detail the basis of such claim and the provisions of this Agreement applicable to such claim) (a “Claim Notice”) to the indemnified party hereunder.

7.5 Indemnification Procedures.

(a) In order for an indemnified party hereunder to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any Person against such indemnified party (a “Third-Party Claim”), such indemnified party must provide the indemnifying party hereunder with a Claim Notice regarding the Third-Party Claim promptly and in any event within ten (10) Business Days after receipt by such indemnified party of written notice of the Third-Party Claim; provided that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been actually prejudiced as a result of such failure (except that the indemnifying party shall not be liable for any expense incurred during the period in which the indemnified party failed to give such notice). Thereafter, the indemnified party shall deliver to the indemnifying party, within five (5) Business Days after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third-Party Claim.

(b) If a Third-Party Claim is made against an indemnified party hereunder, the indemnifying party hereunder will be entitled to participate in the defense thereof and, if it so chooses and such Third-Party Claim does not relate to Taxes, to assume the defense thereof with counsel selected by the indemnifying party hereunder. If the Third-Party Claim includes allegations for which the indemnifying party hereunder both would and would not be obligated to indemnify the indemnified party hereunder, the indemnifying party hereunder and the indemnified party shall in that case jointly assume the defense thereof. Should the indemnifying party hereunder be permitted to and so elect to assume the defense of a Third-Party Claim, the indemnifying party will not be liable to the indemnified party hereunder for legal fees and expenses subsequently incurred by the indemnified party hereunder in connection with the defense thereof. If the indemnifying party hereunder assumes such defense, the indemnified party hereunder shall have the right, at its own expense, to participate in the defense thereof and, at its own expense, to employ counsel reasonably acceptable to the indemnifying party hereunder, separate from the counsel employed by the indemnifying party hereunder, it being understood that the indemnifying party shall control such defense. The indemnifying party hereunder shall be liable for the fees and expenses of counsel employed by the indemnified party hereunder for any period during which the indemnifying party has not assumed the defense thereof (other than during any period in which the indemnified party shall have failed to give notice of the Third-Party Claim as provided above). If the indemnifying party chooses to defend or prosecute any Third-Party Claim, all the parties hereto shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records and information which are reasonably relevant to such Third-Party Claim, and making officers, directors, employees and agents of the indemnified party hereunder available on a mutually convenient basis to provide information, testimony at depositions, hearings or trials, and such other assistance as may be reasonably requested by the indemnifying party hereunder. Whether or not the indemnifying party hereunder shall have assumed the defense of a Third-Party Claim, the indemnified party hereunder shall not admit any Liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the indemnifying party’s prior written consent (which consent shall not be unreasonably withheld or delayed). The indemnifying party hereunder shall not admit any Liability with respect to, or settle, compromise or discharge any Third-Party Claim without the indemnified party’s prior written consent (which consent shall not be unreasonably withheld or delayed); provided that, unless the Third-Party Claim relates to Taxes, the indemnified party shall agree to any admission of Liability, settlement, compromise or discharge of a Third-Party Claim that the indemnifying party may recommend and that by its terms obligates the indemnifying party to pay the full amount of the Liability in connection with such Third-Party Claim and which releases the indemnified party completely in connection with such Third-Party Claim.

(c) All amounts owed by an indemnifying party to the indemnified party (if any) shall be paid in full within five (5) business days after a final judgment (without further right of appeal) determining the amount owed is rendered, or after a final settlement or agreement as to the amount owed is executed.

7.6 Survival of Representations and Warranties. All representations and warranties contained in this Agreement shall survive until the date which is three (3) years after the Closing, other than the Seller Fundamental Representations, which shall survive for a period of six (6) months following the applicable statute of limitations for the applicable underlying claim, including any extensions or waivers thereof. All covenants and agreements contained in this Agreement shall survive until the last date on which such covenant or agreement is to be performed. Notwithstanding the foregoing, if, prior to the close of business on the applicable survival period expiration date, an indemnifying party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.

7.7 Tax Treatment of Indemnification Payments. Any indemnification payments made to Purchaser pursuant to this Agreement shall be treated as an adjustment to the final Purchase Price, unless a Final Determination with respect to the indemnified party hereunder causes any such payment not to be treated as an adjustment to the Purchase Price. For purposes of this agreement, “Final Determination” means (i) with respect to federal income taxes, a “determination” as defined in Section 1313(a) of the Internal Revenue Code of 1986, as amended, or execution of an Internal Revenue Service Form 870 AD, and (ii) with respect to taxes other than federal income taxes, any final determination of Liability in respect of a tax that, under applicable law, rule or regulation is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended returns or appeals from adverse determinations).

7.8 Liability Limits; Exclusive Remedy; Set Off Right.

(a) The indemnities provided for herein shall constitute the sole and exclusive remedy of Purchaser, Seller, or any indemnified party for any Losses arising out of, resulting from or incurred in connection with any claims related to the negotiation, execution, delivery, performance or nonperformance of this Agreement; provided, however, that (i) this exclusive remedy shall not preclude a Party from bringing an action for specific performance or other equitable remedy to require a party to perform its obligations under this Agreement, and (ii) no limitation set forth in this Agreement, including the limitations set forth in this Article 7, shall limit any remedy that may be available to Purchaser or Seller against any other Party on account of fraud.

(b) Other than claims for Losses arising out of, or caused by or relating to (i) inaccuracy in or breach of the Seller Fundamental Representations, or (ii) fraud, in no event shall Seller be liable to provide indemnification pursuant to Article 7 for Losses arising from or in connection with Section 7.1(a), in the aggregate in excess of an amount equal to the Purchase Price actually paid to Seller hereunder.

(c) Notwithstanding anything to the contrary set forth herein, in no event shall Purchaser have any liability to the Seller Indemnitees for Losses arising out of, resulting from, or incurred in connection with any claims related to the negotiation, execution, delivery, performance, or nonperformance of this Agreement in excess of the Purchase Price actually paid to Seller hereunder.

(d) In addition to all other rights and remedies that the Purchaser may have, Purchaser shall have the right to setoff against amounts owed to the Seller under this Agreement any Losses for which the Purchaser is entitled to indemnification under this Article 7 (including the amounts owed, if any, pursuant to Section 2.5(c) and Section (d)). Purchaser’s rights to indemnification under this Article 7 shall not be in any manner limited by or to this right of setoff. If on the date that any amount is due to Seller pursuant to this Agreement, Purchaser has a claim against Seller hereunder for indemnification under this Article 7 and such claim has been disputed and such disputed claim has not, by such date, been resolved, Purchaser shall retain the amount in dispute until the date of resolution. If the amount in dispute is less than the amount due to be paid on such date, Purchaser shall pay the balance of any such payment. The “amount in dispute” shall mean the amount stated in good faith in the notice most recently given by Purchaser to the Seller related to such claim. No such statement as to the amount of such claim shall limit the liability of the Seller under this Article 7 if it is later determined that the amount which Purchaser would otherwise be entitled to indemnification is higher than initially believed or so stated by Purchaser.

(e) All references in this Agreement to “material,” “material respects,” “material adverse effect,” “material adverse change” and similar qualifications are to be excluded with regard to determining the amount of indemnifiable Losses.

Article VIII. GENERAL

8.1 Notices. All notices, requests, claims, demands or other communications that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given: (a) when delivered, if delivered by hand; (b) one (1) Business Day after transmitted, if transmitted by a nationally recognized overnight courier service; (c) when sent by electronic mail (with copy by mail or courier) or confirmed facsimile during regular business hours on a regular Business Day; or (d) five (5) Business Days after mailing, if mailed by registered or certified mail (return receipt requested), to the Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 8.1):

If to Purchaser:

CADRENAL THERAPEUTICS, INC.

822 A1A North, Suite 306

Ponte Vedra, Florida 32082

Telephone:	(904) 300-0701
Attention:	Quang X. Pham, CEO
Email:	[_______]

With a copy to (which shall not constitute notice or such other communication):

Blank Rome LLP
1271 Sixth Avenue

New York, NY 10020

Attn:	Leslie Marlow
Email:	[_______]

If to Seller:

VERALOX THERAPEUTICS INC.

[_______]

[_______]

[_______]

Attn:	[_______]
Email:	[__________]

With a copy to:

[____________]
[____________]

[____________]

Attn:	[_______]
Email:	[______]

8.2 Severability. If any provision of this Agreement for any reason shall be held to be illegal, invalid or unenforceable, such illegality shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such illegal, invalid or unenforceable provision had never been included herein.

8.3 Assignment; Binding Effect. Except as otherwise provided in Section8.3, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by Seller (whether by operation of Law or otherwise) without the prior written consent of the Purchaser. Any purported assignment, unless so consented to or permitted as provided herein, shall be void and without effect. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Except to the extent otherwise provided in Section 8.4, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Parties or their respective successors and permitted assigns any rights or remedies under or by reason of this Agreement.

8.4 Assignment of Right to Payment.

(a) Notwithstanding Section 8.3, Seller may assign its right to payment of any Milestone Payment or Royalty payment due hereunder, in whole or in part, to any party (each an “Authorized Individual”) upon written notice to Purchaser. Each Authorized Individual (the “Transferring Assignee”) shall have the right to further assign and transfer to any of such Authorized Individual’s Affiliates, successors, heirs, family members and/or estate planning trusts, as applicable (each, a “Receiving Assignee”), such Transferring Assignee’s right, in whole or in part, to receive a portion of any Milestone Payment or Royalty payment payable pursuant to this Agreement at any time and from time to time following the effective date of the applicable assignment made by such Transferring Assignee pursuant to this Section 8.4(a) to any such Receiving Assignees. For clarity, the term “Authorized Individuals” shall mean, collectively, any and all Persons that are, directly or indirectly, assignees pursuant to, and in accordance with, the provisions of this Section 8.4 of Seller’s right to receive payment of any Milestone Payment or any Royalty payment payable pursuant to this Agreement.

(b) Upon such assignment by a Transferring Assignee to a Receiving Assignee, such Receiving Assignee shall become an Authorized Individual with the right to receive payment of any Milestone Payment or Royalty of the applicable Transferring Assignee (to the extent of the interest transferred by such applicable Transferring Assignee to such Receiving Assignee), and the right to assign and transfer such Receiving Assignee’s right to receive payment of any Milestone Payment or Royalty payment payable pursuant to this Agreement in accordance with this Section 8.4.

(c) Certain capitalized terms used in this Section 8.4(c) are defined in Exhibit 8.4(c) hereto. Prior to any Milestone Payment or Royalty payment becoming due and payable under this Agreement to an Authorized Individual, such Authorized Individual shall (i) make a representation to the Purchaser that (i) such Authorized Individual is a “Permitted Assignee” (as defined in Exhibit 8.4(c)) and (ii) such Authorized Individual shall deliver to Purchaser documentation and information reasonably necessary to establish that such Authorized Individual is a Permitted Assignee as reasonably requested by Purchaser, banking institution, paying agent or other third party. In the event that a Milestone Payment or Royalty Payment or portion thereof is due to a particular Authorized Individual who has not yet been determined to be a Permitted Assignee, Purchaser shall be entitled to hold such payment until such time as such Authorized Individual satisfies the requirements to be a Permitted Assignee pursuant to the previous sentence or directs in writing that such payment be made to a Person who satisfies the requirements that such Authorized Individual would have to satisfy in order to be a Permitted Assignee.

(d) In the event that Purchaser chooses, at its option, to pay any Milestone Payment or Royalty due hereunder by the issuance of shares of Common Stock, the Seller or the Authorized Individual, as applicable, shall provide, upon request, such representations, warranties, and information as may be reasonably necessary to ensure that the issuance of any shares pursuant to this Agreement qualifies for an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) and any applicable state securities laws (the “Securities Representations”). Without limiting the foregoing, each Authorized Individual shall execute and deliver any certificates, agreements, or other documents, and shall make such Securities Representations, as may be reasonably requested by the Purchaser or its counsel to establish that the issuance of shares is exempt from registration under the Securities Act and applicable state securities laws. The Purchaser shall not be obligated to issue any shares of Common Stock without receipt of the Securities Representations.

(e) Each Authorized Individual’s right to receive payment of their applicable portion of each Milestone Payment and each Royalty payment made or required to be made pursuant to this Agreement at any time and from time to time following the effective date of the assignment applicable to such Authorized Individual shall be subject to and upon all of the terms and conditions of this Agreement that would be applicable to the payment of such Milestone Payment or such Royalty payment, as the case may be, by Purchaser to Seller if Seller had not assigned its rights to receive payment of such Milestone Payment or such Royalty payment, as the case may be, pursuant to this Section 8.4.

(f) Notwithstanding anything express or implied in this Agreement to the contrary, notwithstanding the assignment by Seller of any right to payment hereunder to an Authorized Individual (or the subsequent assignment of such right to a downstream Authorized Individual), all other rights and decisions of Seller under this Agreement shall be exercised by Seller.

(g) Any assignment by any Authorized Individual pursuant to, and in accordance with, the foregoing provisions of this Section 8.4 of such Authorized Individual’s right, in whole or in part, to receive a portion of each Milestone Payment and each Royalty payment payable pursuant to this Agreement shall be made and effected in writing, and the Transferring Assignee and Receiving Assignee must provide to Purchaser a written notice of the assignment that is signed by both the Transferring Assignee and the Receiving Assignee and specifies the percentage interest of each Milestone Payment or Royalty payment applicable to such Receiving Assignee (the “Percentage”) and the wire instructions applicable to the payment to such Receiving Assignee (the “Assignment Notice”). Upon receipt by Purchaser of a fully executed Assignment Notice, Purchaser shall be entitled to rely on such Assignment Notice without conducting any investigation and may make payment to the Receiving Assignee identified in such Assignment Notice of the Percentage identified in such Assignment Notice of any Milestone Payment and Royalty payment payable pursuant to this Agreement at any time after the date that Purchaser receives such fully executed Assignment Notice and after the Receiving Assignee is determined to be a Permitted Assignee in accordance herewith. Payment by Purchaser to the Receiving Assignee identified in such Assignment Notice of the Percentage identified in such Assignment Notice of any Milestone Payment and Royalty payment payable pursuant to this Agreement at any time after the date that Purchaser receives such fully executed Assignment Notice and after the Receiving Assignee is determined to be a Permitted Assignee in accordance herewith shall be deemed to satisfy Purchaser’s obligation to make the payment of such amount hereunder.

8.5 Governing Law; Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE OTHER THAN CONFLICT OF LAWS PRINCIPLES THEREOF DIRECTING THE APPLICATION OF ANY LAW OTHER THAN THAT OF DELAWARE. COURTS WITHIN THE STATE OF DELAWARE WILL HAVE EXCLUSIVE JURISDICTION OVER ALL DISPUTES BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY. THE PARTIES HEREBY KNOWINGLY AND WILLING CONSENT TO AND AGREE TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS, TO THE EXCLUSION OF ANY OTHER COURTS. TO THAT END, EACH OF THE PARTIES HERETO: (A) WAIVES, AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (I) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (II) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (III) ANY LITIGATION COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM; AND (B) AGREES THAT SERVICE OF PROCESS TO ITS ADDRESS AS IN EFFECT FROM TIME TO TIME PURSUANT TO SECTION 8.1 SHALL BE AND CONSTITUTE GOOD, VALID, AND SUFFICIENT SERVICE OF PROCESS ON SUCH PARTY AND HIS OR ITS AFFILIATES.

8.6 Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION OR AGREEMENT CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

8.7 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

8.8 Counterparts. This Agreement may be executed and delivered in one or more counterparts (including facsimile, PDF, or other electronic counterparts), each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

8.9 Entire Agreement. This Agreement (including the Disclosure Schedules attached hereto) and the Transaction Documents executed in connection with the consummation of the Acquisition contain the entire agreement between the Parties with respect to the subject matter hereof and related transactions and supersede all prior agreements, written or oral, with respect thereto.

8.10 Waivers and Amendments. This Agreement may be amended, superseded, canceled, renewed or extended only by a written instrument signed by each of the Parties. The provisions hereof may be waived only in writing signed by the Party making such waiver or sought to be bound thereby. No delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

8.11 Preservation of Remedies. Except as otherwise provided herein, the rights and remedies provided for in this Agreement are cumulative and are not exclusive of any rights or remedies that any Party may otherwise have at Law or in equity. The Parties agree and acknowledge that irreparable damage would occur to the other Party in the event that any provision of this Agreement was not performed in accordance with the terms hereof or in the event of any breach or threatened breach of any provision of this Agreement by the other Party and that, therefore, each Party shall be entitled to seek expedited and immediate: (a) specific performance of the terms hereof; (b) injunctive relief to enjoin any breach or threatened breach of any of the terms hereof; or (c) other appropriate equitable relief, in each case in addition to any other remedy at Law, in equity, by contract, or otherwise and that in connection therewith such Party shall not be required or compelled to post any bond or security in connection with any application or petition for any such equitable remedy or relief it or may seek.

8.12 Expenses. Except as otherwise specifically provided in this Agreement, each of the Parties shall bear its own fees, costs, and expenses incurred in connection with the preparation, execution and performance of this Agreement and the Acquisition.

8.13 Public Announcements. No party shall make any public announcement or communication or issue any circular in connection with the existence or the subject matter of this Agreement without the prior written approval of the other party. The restriction in this Section 8.13 shall not apply to the extent that the public announcement, communication or circular is required by Law, by any stock exchange or any regulatory or supervisory body or authority of competent jurisdiction to which a Party is subject or submits, whether or not the requirement has the force of Law. If this exception applies, the Party making the public announcement or communication or issuing the circular shall use its commercially reasonable efforts to consult with the other Party in advance as to its form, content and timing.

8.14 Construction. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement as each Party participated in the drafting of this Agreement and the Parties have agreed that no provision or provisions of this Agreement can, may, or should be attributed to any particular Party.

8.15 Specific Performance. Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in any action instituted in any court having jurisdiction over the Parties and the matter, in addition to any other remedy to which they may be entitled, at Law or in equity. Each Party agrees to waive the defense that a remedy at law would be adequate in any action for specific performance under this Section 8.15.

[Signatures appear on next page]

IN WITNESS WHEREOF, intending to be legally bound hereby, the Parties have executed this Asset Purchase Agreement by their duly authorized representatives as of the Execution Date.

PURCHASER:

CADRENAL THERAPEUTICS, INC.

By:	/s/ Quang X. Pham
Name:	Quang X. Pham
Title:	Chief Executive Officer

[Signatures continue on next page.]

IN WITNESS WHEREOF, intending to be legally bound hereby, the Parties have executed this Asset Purchase Agreement by their duly authorized representatives as of the Execution Date.

SELLER:

VERALOX THERAPEUTICS INC.

By:	/s/ Matthew Boxer
Name:	Matthew Boxer
Title:	Chief Operating Officer